Contacts in Buenos Aires

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

TGS Announces the Closing of its Exchange Offer

FOR IMMEDIATE RELEASE: Wednesday, December 15th, 2004 (5:00 p.m.)

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) announced today the successful closing of its exchange offer, which launched on October 1, 2004 and expired on November 12, 2004, in connection with TGS´s proposal to restructure substantially all of its outstanding unsecured indebtedness amounting to approximately US$ 1,018.6 million (the "Restructuring Proposal"). The terms and conditions of the Restructuring Proposal are described in the Information Memorandum dated as of October 1, 2004.

As scheduled, the Company has made payments in respect of past due interest, partially repaid outstanding principal and issued new notes in exchange for its: (i) Series No. 1 Floating Rate Notes due 2003, (ii) Series No.2 10.375% Notes due 2003, (iii) Series No. 3 Floating Rate Notes originally due 2002 and extended until 2003, and (iv) the Floating Rate Note due 2006, (collectively, the “Existing Notes").  Additionally, TGS has made payments in respect of past due interest, partially repaid outstanding principal and issued new notes in exchange for its existing short term debt obligations, and has made payments in respect of past due interest, partially repaid outstanding principal and entered into amended and restated loan facilities with the Inter-American Development Bank.

The payment in respect of past due interest and partial repayment of principal has been made to debt holders who have consented to the Restructuring Proposal, totaling approximately US$ 1,016.1 million, or approximately 99.76% of TGS's outstanding indebtedness.

As set forth in the Information Memorandum, consenting debt holders are receiving today:

(i)

a cash payment equal to 11% of the principal amounts of the existing debt;

(ii)

new debt obligations, or amended and restated loan facilities, with principal amounts equal to the remaining 89% of principal amount, and

(iii)

a cash payment in respect of past due interest, at the negotiated rate.

"We are very pleased with the results of the Restructuring Proposal and with the outstanding level of acceptance received from our debt holders. With this step, we have successfully finalized one of the most important challenges in TGS´s history. This achievement contributes to the Company's financial stability, reduces TGS´s financing cost and aligns our future debt obligations to expected cash generation", commented Pablo Ferrero, TGS's Chief Executive Officer.  "With this milestone behind us, we will continue to focus on our license renegotiation, our other big challenge that, if successfully achieved, will set the path for TGS´s future growth”, he concluded.

TGS, with a current delivery capacity of approximately 63.2 MMm³/d or 2.2 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is listed on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Petrobras Energía S.A. and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

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